

January 12, 2017

Mr. David B. Wyshner
Chief Financial Officer
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

   Re: **Avis Budget Group, Inc.**
       Form 10-K for the Year Ended December 31, 2015
       Filed February 24, 2016
       File No. 001-10308

Dear Mr. Wyshner:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Melissa Raminpour

        Branch Chief
        Office of Transportation and Leisure